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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  Schedule TO

                            Tender Offer Statement
                      Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

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                              G & L Realty Corp.
                      (Name of Subject Company (Issuer))

                               G & L Tender LLC
                              Daniel M. Gottlieb
                              Steven D. Lebowitz
                     (Names of Filing Persons (Offerors))

                           Series A Preferred Stock
                           Series B Preferred Stock
                        (Title of Class of Securities)

                                   361271208
                                   361271307
                     (CUSIP Number of Class of Securities)

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                              Daniel M. Gottlieb
                            c/o G & L Realty Corp.
                            439 North Bedford Drive
                            Beverly Hills, CA 90210
                                (310) 273-9930
         (Name, Address, and Telephone Number of Person Authorized to
      Receive Notice and Communications on Behalf of the Filing Persons)

                                With a Copy to:
                           Neal H. Brockmeyer, Esq.
                      Heller Ehrman White & McAuliffe LLP
                     601 South Figueroa Street, 40th Floor
                         Los Angeles, California 90017
                                (213) 689-0200

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                           Calculation of Filing Fee

               Transaction Valuation:      Amount of Filing Fee:

                  Not Applicable              Not Applicable

     [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

     Amount Previously Paid: None

     Form or Registration No.: Not Applicable

     Filing Party: Not Applicable

     Date Filed:  Not Applicable


     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the box if the filing is a final amendment reporting the results of the tender offer: [_]

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     On April 16, May 11 and September 14, 2001, Daniel M. Gottlieb and Steven
D. Lebowitz filed Schedule TOs that related to preliminary communications made in press releases or public filings of G & L Realty Corp. (the "Company") concerning a proposal of Messrs. Gottlieb and Lebowitz to make a cash tender offer for a portion of the Company's outstanding preferred stock.

     This filing relates to preliminary communications made in the third amendment to the Company's preliminary proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on September 25, 2001, to the general effect that Messrs. Gottlieb and Lebowitz, through a recently formed and wholly owned company (G & L Tender, LLC, a Delaware limited liability company ("Tender LLC")), intend to make a cash tender offer for up to 7% of the total number of outstanding shares of preferred stock at a price of $17.50 per share of Series A preferred stock and $17.00 per share of Series B preferred stock, and the tender offer would commence about the time when the Company begins soliciting proxies for its annual meeting and would close, subject to the closing of the merger described in the preliminary proxy statement, after the expiration of the statutory offer period (20 business days after the commencement date of the tender offer), unless extended in accordance with the rules of the Securities and Exchange Commission.

     This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time Tender LLC and Messrs. Gottlieb and Lebowitz commence their offer, they will file a tender offer statement with the Securities and Exchange Commission and the Company will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully (when they become available) before any decision is made with respect to the offer.

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